Exhibit 12.1

VANGENT, INC.

COMPUTATION OF RATIOS – Fixed Charge Coverage Ratio

(dollars in thousands)

					Successor
	Predecessor Entity				Entity
				January 1 to	February 15 to
	Years Ended December 31,			February 14,	December 31,
	2004	2005	2006	2007	2007
Income (loss) before income taxes	$ 46,740	$ 40,901	$ 45,805	$ (667)	$ (15,552)

Fixed charges:
Interest expense	434	910	892	34	34,467
Interest portion of rent expense	2,419	4,220	5,375	713	4,431
Total fixed charges	2,853	5,130	6,267	747	38,898

Earnings available for fixed charges (Note 1)	$ 49,593	$ 46,031	$ 52,072	$ 80	$ 23,346

Ratio of earnings to fixed charges (Note 2)	17.4	9.0	8.3	(Note 2)	(Note 2)

(1)

Earnings available for fixed charges consist of income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt financing costs, and a portion of rent expense representing the interest component.

(2)

As a result of the loss before income taxes for the period January 1 to February 14, 2007, and for the period February 15 to December 31, 2007, the amount of fixed charges exceeds the amount of earnings available for fixed charges, and there is a deficiency in the ratio earnings to fixed charges.